EXHIBIT 99.1

Volvo CE and TE.CO sign agreement for Volvo Rents Licensing of Rental Centers in Italy

GOTEBORG, Sweden, Jan. 10, 2005 (PRIMEZONE) -- Volvo Construction Equipment (Volvo CE) has signed an agreement with TE.CO, La Spezia, Italy, for the development of Volvo Rents rental centers in Italy. The agreement is effective immediately.

TE.CO created and operates the Italnolo rental franchise operation in Italy. There are 35 Italnolo stores throughout northern Italy. "We are very excited with the partnership. TE.CO has established an impressive track record with the successful development of the Italnolo rental franchise. TE.CO will bring a great deal of competence and entrepreneurial flair in developing the Volvo Rents brand and offering in Italy," says Chris Rees, President of Volvo CE Region Europe.

"Volvo is a very strong brand and we are looking forward to developing the Volvo Rents business in Italy," says Edmondo Colliva, President of TE.CO.

Principal Volvo products for the rental centers include the company's comprehensive line of compact excavators and wheel loaders, and backhoe loaders.

Volvo CE Rents began its equipment franchise initiative in 2001. The company now has over 50 equipment rental centers open -- most of them in North America -- and continues to expand its operations in Europe with rental centers in Portugal and Spain.

January 10, 2005

For further information, please contact

Beatrice Cardon -- Volvo Construction Equipment SA Phone: +32 2482 5021 -- Fax: +32 2675 1777 beatrice.cardon@volvo.com

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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